April 9, 2019

Attn: Russell Mancuso; Tim Buchmiller

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

100 F Street, N.E.

Washington, DC 20549

Re:	THC Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form 10-12G Filed December 17, 2018 File No. 000-55994

Ladies and Gentlemen:

THC Therapeutics, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 19, 2019, relating to the above-referenced filing (the “Form 10/A”).

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please reflect in your filing your reverse stock split that occurred before your registration statement was effective. Also, ensure that your other disclosures were current as appropriate, including disclosure in response to Regulation S-K Item 404.

Response: We have revised accordingly.

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2.	We note your response to prior comments 1 and 2 and the high percentage of your total assets that your response suggests are investment securities. In particular, you note in your response that you have acquired rights to tokens and equity and that such rights and equity are “securities” under the Securities Act of 1933. You also state in your response letter that you do not believe that you are an investment company under the Investment Company Act of 1940. Please provide us with a more complete and detailed legal analysis explaining whether you are, are not, or that your operations will not cause you to register as, an investment company as defined in the 1940 Act. To the extent applicable, fully address the exclusions from the 1940 Act you are relying on and provide us with detailed legal analysis supporting your determination that the exclusions are available to you. Your analysis should include all facts upon which your determination is based and how your investment strategy will support that exclusion. In forming your analysis, we refer you to In re Tonopah Mining Co. (26 S.E.C. 426 (1947)).

Response: We believe we were not an investment company pursuant to the rule 3a-2 safe harbor, and that an analysis under the five In Re Tonopah Mining Co. factors is unnecessary.

As the Commission previously stated, “The purpose of rule 3a-2 is to temporarily relieve certain issuers that are in transition to a non-investment company business from the registration and other requirements of the 1940 Act.” See Rule 3a-2 Proposing Release. “Frequently, such issuers have a bona fide intent to change their operations or assets within a short period of time so that they would no longer meet the statutory definition of an investment company.” See Id.

We are no longer engaged in investing in tokens or equity of blockchain technology companies, and any rights to tokens or equity we do currently possess have a nominal value. As previously articulated in our prior responses, our operations are now focused exclusively on developing our dHydronator© sanitizing herb dryer, and we intend in the future to have complimentary operations in the health and wellness space.

3.	In your future or amended filings, please include appropriate disclosure addressing the risks related to your conclusions regarding whether the company is an investment company; include, as applicable, references to the specific exemptions or exclusions that are being relied upon. Please also disclose the material consequences to the company that could occur if the company were deemed to be an investment company.

Response: We have revised accordingly.

4.	We note your disclosure on page 7 regarding removal of germs and bacteria. Please tell us the extent that your product is subject to Food and Drug Administration regulation. Also, tell us the basis for your statement that the product is "laboratory-proven," including when the testing occurred, whether it was conducted by an independent third-party, what the testing proved, and whether the results were statistically significant.

Response: We do not believe our dryer is subject to FDA regulation, and we have added a footnote summarizing the independent laboratory reports and results, which we do believe were statistically significant.

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5.	We note your disclosure in your previous amendment that you planned to strategically sell the the [sic] tokens and coins. Please provide us you analysis of how your original intentions affect the exemption from registration mentioned in your response to the last sentence of prior comment 1.

Response: We never had an intent to immediately sell any tokens we received (or sell them on a short-term basis), and we intended (and intend) to hold any tokens we receive as an investment and strategically sell them at some point in the future but only after they have been held by us for a long period of time. We have always had investment intent with respect to any tokens we might receive, and we do not believe our plans to strategically sell them in the future affected the exemption from registration in issuing the rights to the tokens to us. We previously removed the prior language regarding strategic sales of the tokens as it appears increasingly likely that we will never receive any tokens.

6.	Please tell us the status of your ADVFN plc joint venture mentioned in your Form 10 as filed October 19, 2018.

Response: We have revised accordingly.

7.	If federal, state, local or foreign regulation of blockchain technology or digital assets may have a material effect on your business, disclose the effects of such existing or probable governmental regulation, including any material license requirements or money transmission laws. Also tell us how you plan to dispose of any digital assets that are securities, and disclose any material risk that federal and state securities laws may apply to the distribution.

Response: We have revised accordingly.

8.	If known, disclose how the Robot Cache business intends to create, issue or use digital assets. Address the status of the development, and if anticipated development dates have passed, clarify in your disclosure. If applications involving the digital assets will be dependent on another blockchain, address the risks and challenges related to such reliance; if the applications will run on their own blockchain, address the risks and challenges related to developing and maintaining the blockchain.

Response: We are not privy to Robot Cache’s business model details. We have revised the disclosure regarding Robot Cache to reflect recent updates and that Robot Cache has now indicated to us that they will not be issuing us tokens.

9.	Please tell us who is the applicant on the relevant patent applications, and tell us how your CEO acquired rights to transfer those applications to you. Include risk factor disclosure as appropriate.

Response: Harvey Romanek, Brandon Romanek’s father, is the applicant on the patent applications, but he assigned all of his rights to Brandon Romanek in 2016. We have revised our disclosure accordingly, but we do not believe it is appropriate to include a risk factor regarding this assignment as Harvey Romanek’s assignment to Brandon Romanek was irrevocable and perpetual, and we already included risk factors regarding our potential inability to protect our intellectual property rights.

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10.	Disclose the liquidity and valuation challenges you may face regarding holdings of digital assets. Also address any risks and challenges related to the storage or custody of the private key(s) granting access to the digital assets, such as the threat of a cybersecurity breach, and any risks and challenges created by events on the underlying blockchain, such as “forks” and “airdrops.”

Response: We have revised accordingly.

11.	Please clarify the nature of the rights that could limit your ability to undertake corporate transactions and inhibit changes of control after the preferred stock is converted as mentioned in the last sentence of this risk factor heading. Also, please clarify which provisions of your articles of incorpotion [sic], bylaws and law are relevant to the penultimate risk factor on page 13.

Response: We have revised the risk factor to remove the last sentence of the risk factor heading. The only rights we were referencing were the preferential voting and conversion rights already referenced in the first paragraph of the risk factor body.

12.	Please tell us how the gain on conveyance of assets and liabilities to a related party and the changes in accounts payable related party mentioned on page F-6 are reflected in this section. If the transactions need not be included in this section, please provide us the basis for your conclusion.

Response: We have revised the section to include additional disclosures regarding this transaction.

13.	Disclose how you determined that you have one independent director. Provide the disclosure required by Regulation S-K Item 407(a).

Response: We have revised to remove the reference to director independence.

14.	If your repayment of the note due on May 9, 2018 is delinquent, please add appropriate disclosure in your risk factors and your "Liquidity and Capital Resources" section.

Response: We have revised accordingly.

15.	We note your statement that the Series A preferred stock holders are entitled to equal rights with your common stockholders as it related to liquidation preference. Clarify whether each Series A of preferred share is treated as one share of common stock for purposes of a liquidating distribution or whether a preferred stock holder will receive the liquidating distribution based on the number of common shares into which the holder's preferred stock could convert.

Response: We have revised accordingly.

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16.	The number of Preferred A and common shares outstanding as of July 31, 2018 disclosed on the face of this statement do not agree to the shares outstanding on your consolidated statement of stockholders deficit. Please revise the filing to consistently present the correct number of Preferred A and common shares outstanding.

Response: We have revised accordingly.

17.	This statement refers incorrectly to Millennium Blockchain, Inc. (formerly THC Therapeutics, Inc.). Please revise to present headings that are consistent with the legal name of the company.

Response: We have revised accordingly.

18.	We note that you valued your right to purchase the cryptographic tokens and equity of Robot Cache at $2,429,981. Please address the following:

•	Tell us how the fair value was allocated between the cryptographic tokens and equity.
•	Explain how you are accounting for the cryptographic tokens, citing the authoritative accounting literature upon which you are relying.
•	Explain how you determined that no impairment existed as of July 31, 2018 and each subsequent interim period and tell us the valuation methodology and significant assumptions used for the analysis.
•	Tell us whether the company has received the cryptographic token as of the date of your response.

Response: The following analysis was conducted by the Company at the time of the transaction, at July 31, 2018, and during subsequent periods. The Company believes that the below analysis will answer the questions posed by the Staff.

Accounting Question #1: How should the initial purchase of rights to Robot Cache tokens and equity be valued under US GAAP?

Relevant Accounting Literature Considered - ASC 820

Accounting Question #1 Analysis

As required by the Fair Value Measurements and Disclosures Topic of the FASB ASC 820, fair value is measured based on a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

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The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Conclusion - Accounting Question #1

The Company identified that the appropriate method to value the equity consideration paid for the assets would be to use unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities measurement in accordance with ASC 820.

Accounting Question #2: Does the quoted market price of Company common stock have a readily determinable fair value?

Relevant Accounting Literature Considered - FASB Master Glossary

The definition of Readily Determinable Fair Value from the FASB Accounting Standards Codification Master Glossary (Master Glossary) reads as follows:

Readily Determinable Fair Value:

An equity security has a readily determinable fair value if it meets any of the following conditions:

a.

The fair value of an equity security is readily determinable if sales prices or bid and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the counter market, provided that those prices or quotations for the over-the counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by OTC Markets Group Inc. Restricted stock meets that definition if the restriction terminates within one year.

b.	The fair value of an equity security traded only in a foreign market is readily determinable if that foreign market is of a breadth and scope comparable to one of the U.S. markets referred to above.

c.

The fair value of an equity security that is an investment in a mutual fund or in a structure similar to a mutual fund (that is, a limited partnership or a venture capital entity) is readily determinable if the fair value per share (unit) is determined and published and is the basis for current transactions.

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Accounting Question #2 Analysis and Conclusion

Per the FASB Master Glossary, the fair value of the equity security (Company common stock) was readily determinable because sales prices and bid and-asked quotations were publicly reported by OTC Markets Group, Inc. on the date the transaction closed.

Accounting Question #3: Is there a requirement to adjust the fair value of the equity consideration based any upon unobservable inputs?

Relevant Accounting Literature Considered - ASC 820-10-35-37 / 35-37A

Accounting Question #3 Analysis and Conclusion

The Company was not aware of any significant unobservable inputs as of the transaction date; as a result, the Company determined that the quoted market prices should not be adjusted.

Conclusion -Accounting Question Analysis #1-3

Per ASC 820, the Company concluded that the valuation of the acquisition was best determined by a Level 1 measurement. In this case, the securities issued in exchange for the assets acquired are considered a Level 1 measurement as unadjusted quoted market prices on an active market with an available quoted price were available at the measurement date.

As a result, the assets were recorded at cost basis in accordance with ASC 820 on the date of the investment. The Company determined the value of the shares issued as consideration to be $0.28 per common share, or $1,680,000. The stock warrants were valued at $749,981 using the Black-Scholes option pricing model. The valuation was made using the following assumptions: stock price at grant: $0.28; exercise prices: from $0.75 to $5.00 per share; term: 3 years; risk-free interest rate: 2.77%; and volatility: 232%.

Accounting Question #4: Does the bifurcated fair value of the underlying assets support the costs basis valuation of the shares issued for consideration?

Relevant Accounting Literature Considered - ASC 805-20; ASC 805-30

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Accounting Question Analysis

The Company allocated the full value of the investment to the tokens; the Company felt this was necessary as the tokens were the main impetus for the investment, and the equity value was deemed negligible on the date of the transaction because the Robot Cache equity value would be negligible until such a time as future events occurred such as a planned ICO or initial public offering of stock.

The Company’s agreement allowed for the Company to receive tokens at a discount to the prevailing ICO price; this ensures that at the time of an ICO, the value of the tokens underlying its right to tokens will exceed the carrying value.

Conclusion -Accounting Question Analysis #4

Based upon the information available to the Company and the analysis above, the Company believed that the potential fair market value and future earnings expected to be derived from the assets met or exceeded the value of the approximately $2.4 million dollars of equity instruments issued as consideration for the purchase of the acquired assets, and as a result, the balances below are reasonable allocations of the fair market value of the assets.

SUMMARY:

Rights to Robot Cache Equity	-
Rights to Robot Cache Tokens	2,429,981

Accounting Question #5: As of July 31, 2018, do the assets need to be impaired?

Relevant Accounting Literature Considered - ASC 360-10-35-21

Accounting Question Analysis

The Company conducted the impairment analysis as required under ASC 360-10-35-21, which requires that a long-lived asset or asset group shall be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

In preparation for the impairment analysis, the Company took the below steps to confirm its assumptions regardings its rights to Robot Cache tokens and equity.

•	The Company requested proof from Robot Cache of cash investments in their token made in the prior 12 months.

o	The Company was provided with supporting documents showing a $3 million investment for the same rights to acquire tokens at a 50% discount per token, which was the same pricing terms that the Company received.

o	The Company was also provided with supporting documents showing a $3 million investment for the same rights to acquire tokens at 40% discount per token, which represented a premium to the Company’s pricing terms.

•	The Company then engaged in an extensive verbal conversation with Robot Cache’s senior management team to discuss the timing and value of the planned ICO.

o	Based upon extensive discussions, the Company was able to gain a level of assurance that the tokens would be issued within the expected timeline. As of the balance sheet date, the Company also felt that Robot Cache’s senior management team was able to provide the assurances needed to support the fact that Robot Cache would conduct the ICO as planned and that the planned ICO price would be at a premium to the Company’s basis in the tokens.

o	The Company was also provided sufficient assurance from senior management of Robot Cache that its equity would retain its value based upon successful execution of their business strategy.

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After the above steps were taken, the Company used the information provided to analyzed the following questions in accordance with ASC 360-10:

a)	A significant decrease in the market price of a long-lived asset (asset group).

a.

The Company found no evidence that the market price of the asset group had decreased. The Company found that the market was willing to pay an equal amount or in some cases a premium for the type of assets analyzed. This was based upon agreements provided by Robot Cache at the Company’s request as discussed above.

b)	A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition.

a.	As of July 31, 2018, the Company had no evidence that the use or condition of the assets have changed. This was based upon discussion with senior management of Robot Cache as discussed above.

c)	A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator.

a.

The Company was aware of the regulatory factors that may impact token and coin offerings. The Company discussed these issues with the senior management of Robot Cache and felt that it obtained reasonable assurance that as of July 31, 2018, Robot Cache had a plan and was capable of navigating these regulatory factors effectively, and as a result, it was more likely than not that they would be in a position to proceed with the ICO.

d)	An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group).

a.	None, our costs were as expected.

e)

A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group).

a.

As of July 31, 2018, no negative cashflows had resulted from the assets. As of July 31, 2018, management believed that because the rights granted to the Company allowed for the issuance of tokens at a discount to the future ICO price, the value of the future cashflows would more likely than not exceed the carrying value.

f)

A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

a.	No, the Company had no plans to sell the assets as of July 31, 2018.

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Conclusion -Accounting Question Analysis #5

Based upon the above analysis, the Company found that there was no indication that the investment should be impaired as of the July 31, 2018, balance sheet date.

Accounting Question #6: Were there any events subsequent to the issuance of the financial statements that would indicate the assets were impaired?

Relevant Accounting Literature Considered - ASC 360-10-35-21

Accounting Question Analysis and Conclusion #6

The Company conducts its impairment analysis on an annual basis or at any time there is evidence that the value has been impaired more than temporarily.

In January 2019, the Company was informed by Robot Cache that the ICO would be delayed and may even be cancelled based upon regulatory constraints. As a result of this notice, the Company conducted an additional impairment analysis on January 31, 2019, and determined that that there was a significant adverse change in legal factors or in the business climate that directly affected the value of the assets. As a result of its findings, the Company had fully impaired the assets as of January 31, 2019.

Additional Information

As of the date of this correspondence, the Company has not received the tokens or equity in Robot Cache, but based on information available to the Company in March 2019, the Company believes that it will receive some form of equity in lieu of tokens and that the issuance is expected to take place within the next 180 days. There is no guarantee that the Company will receive any Robot Cache equity, however.

19.	Please file the attachments missing from exhibits 10.2, 10.5 and 10.7.

Response: We have refiled exhibits 10.2, 10.5 and 10.7, and included their exhibits that were included in the final agreements. Exhibits referenced in those agreements that have not been filed (for example, exhibits C and E to exhibit 10.2, and exhibit B to exhibit 10.7) were not included in the final agreements.

Thank you for your assistance and review.

Sincerely,

THC Therapeutics, Inc.

/s/ Brandon Romanek

Brandon Romanek

Chief Executive Officer

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